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                                                                    EXHIBIT 4.1

                           CHURCH & DWIGHT CO., INC.
                         EXECUTIVE STOCK PURCHASE PLAN

1. PURPOSE: The purpose of the Church & Dwight Co., Inc. Executive Stock Purchase Plan (the "Plan") is to promote ownership of the Common Stock of Church & Dwight Co., Inc. (the "Company"), par value $1.00 per share ("Common Stock"), among the participants. An aggregate of 140,000 shares of Common Stock are reserved for issuance under the Plan. Such shares may be authorized and unissued shares or treasury shares.

2. EFFECTIVE DATE: The Plan was adopted by the Board of Directors of the Company (the "Board") on April 28, 1993, and shall be effective as of May 26, 1993 (the "Effective Date"). The Plan was amended by the Board effective May 25, 1994.

3. ELIGIBILITY: The Chairman of the Board, Chief Executive Officer, Division Presidents, Vice President Finance, Vice President Administration, General Counsel and Vice President Research and Development holding such positions on the Effective Date shall be eligible to participate in the Plan as of the Effective Date. After the Effective Date an employee holding such position shall become eligible to participate in the Plan effective on the date of such employee's commencement of the eligible position.

4. OFFERINGS: The Compensation Committee ("Committee") of the Board shall make one or more offerings to participants to purchase Common Stock under the Plan. Each offering shall be in blocks of 10,000 shares of Common Stock. The participant must accept such offer to purchase Company Common Stock within 10 days immediately following the date of the offer by the Committee.

5. PURCHASE OF COMMON STOCK: Each participant may purchase 10,000 shares of Common Stock from the Company's authorized and unissued or treasury stock accounts. The purchase price (the "Purchase Price") of such shares will be the fair market value of the Common Stock on the date of purchase (the "Purchase Date"). Fair market value shall be the average of the highest and lowest quoted selling prices for a share of Common Stock on the Purchase Date, or if the Purchase Date is not a business day, on the next succeeding business day, as reported on the New York Stock Exchange. If there is no sale of Common Stock reported on such date, fair market value shall be the average of the highest asked and lowest bid prices for a share of Common Stock on such date as reported on the New York Stock Exchange.

6. FINANCING OF THE PURCHASE PRICE: Each participant may borrow up to 100% of the Purchase Price from a financial institution selected by the Company (the "Loan"). The terms and conditions of the Loan shall be negotiated by the Company and agreed to by the participant. The Company will guarantee or otherwise provide security for the Loan. The Company will pay an amount to each participant on an annual basis, to reimburse each participant for the interest paid by such participant on the Loan.





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7.        RIGHTS ON RETIREMENT, DEATH OR TERMINATION OF EMPLOYMENT:  In the
event of a participant's separation of service from the Company as a result of Participant's retirement, death or termination of employment for any reason, the Company shall have the right to purchase the Common Stock held by such participant, at the fair market value of such Common Stock. Fair market value shall be determined using the procedure described in paragraph 4 herein. The Company must exercise such right to purchase the Common Stock within 10 days immediately following the date of the participant's separation of service from the Company. The Company reserves the right to pay the proceeds of such sale directly to the financial institution to satisfy, or partially satisfy as the case may be, the obligation of the participant.

8. RESTRICTIONS ON SALE OF COMMON STOCK: To encourage long-term ownership in the Company, any Common Stock acquired under the Plan will be restricted, so that the Common Stock may not be sold, transferred or otherwise disposed of by a participant while the participant remains an employee of the Company without the prior written consent of the Chairman of the Board, except pursuant to the laws of descent and distribution. A participant shall have the right to vote and receive dividends on and other distributions with respect to the shares of Common Stock acquired.

9. RIGHTS NOT TRANSFERABLE: The rights of a participant under the Plan are not transferable by a participant other than pursuant to the laws of descent and distribution as provided herein.

10.       ADMINISTRATION:  The Plan shall be administered by the Committee.

11. AMENDMENT OF THE PLAN: The Board may, at any time, or from time to time, amend this Plan in any respect.

12. TERMINATION OF THE PLAN: This Plan may be terminated at any time, at the discretion of the Board.

13. GOVERNING LAW: This Plan and all determinations made and actions taken pursuant thereto shall be governed by the law of Delaware.





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